SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_____

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (date of earliest event reported): May 24, 2000

CLEVELAND-CLIFFS INC

(Exact name of registrant as specified in its charter)

OHIO	1-8944	34-1464672
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Superior Avenue, Cleveland, Ohio	44114
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (216-694-5700)

_____

(Former name or former address, if changed since last report)

ITEM 5.		**Other Events.**
		Cleveland-Cliffs Inc published a News Release on May 24, 2000 with respect to Agreement to Supply Pellets to LTV Corporation and Impact of LTV Decision to Close LTV Steel Mining Company.
ITEM 7.		**Financial Statements and Exhibits.**
	(a)	Financial Statements of Business Acquired: None
	(b)	Pro Forma Financial Information: None
	(c)	Exhibits:

Exhibit Number	Exhibit	
99 (a)	Cleveland-Cliffs Inc News Release published on May 24, 2000 with respect to Agreement to Supply Pellets to LTV Corporation and Impact of LTV Decision to Close LTV Steel Mining Company	Filed Herewith

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CLEVELAND-CLIFFS INC

By: /s/ C.B. Bezik
Name: C. B. Bezik
Title: Senior Vice President-Finance

Dated: May 30, 2000

2

INDEX TO EXHIBITS

Exhibit Number	Exhibit	
99 (a)	Cleveland-Cliffs Inc News Release published on May 24, 2000 with respect to Agreement to Supply Pellets to LTV Corporation and Impact of LTV Decision to Close LTV Steel Mining Company	Filed Herewith

Exhibit 99(a)

NEWS
RELEASE

Cleveland-Cliffs Inc
1100 Superior Avenue
Cleveland, Ohio 44114-2589

CLIFFS ANNOUNCES AGREEMENT TO SUPPLY PELLETS TO LTV CORPORATION AND DISCUSSES IMPACT OF LTV DECISION TO CLOSE LTV STEEL MINING COMPANY

Cleveland, OH – May 24, 2000 – Cleveland-Cliffs Inc (NYSE:CLF) reported today on the impact of LTV Corporation's (LTV) announced intention to close its wholly-owned LTV Steel Mining Company (LTVSMC) in Minnesota. Cliffs is the manager of LTVSMC. Separately, Cliffs announced that it has signed a long-term agreement to supply LTV with the majority of the iron ore it will need to purchase as a result of closing LTVSMC.

In a related action, LTV has agreed not to put the mine assets up for sale immediately while Cliffs has the opportunity to investigate alternative uses for the property. The investigation could take up to the end of this year to complete.

Earlier today, LTV announced that it will begin the process of closing LTVSMC with final termination of operations in the middle of 2001. Production at LTVSMC in 2000, which was scheduled to be 7.4 million tons, is now expected to be about 6.9 million tons. The production schedule for 2001 has not been finalized, but will be significantly below 2000 production. Cliffs' management fees from LTVSMC will be correspondingly reduced in 2000 and 2001 and eliminated thereafter.

John S. Brinzo, Cliffs' Chairman and Chief Executive Officer, said, "We are saddened by the closure of one of the pioneering mines in the taconite industry and understand the hardship it can bring to the employees and surrounding communities. LTVSMC is one of the oldest iron ore mines in the United States and has been operating with a number of competitive disadvantages. The outstanding dedication and commitment by a group of excellent employees was not able to overcome some of the fundamental hurdles that confronted the mine."

Brinzo said further, "We are pleased that LTV is agreeable to having Cliffs look at possible alternative uses for the assets. This is a very recent development, so we don't have many details to discuss at this point. However, while we don't envision producing pellets, we want to see if the facilities can have a role in either alternative iron or other mineral production. Furthermore, other ideas might arise, and with Cliffs' long-term commitment to northeastern Minnesota, we don't want to miss an opportunity in an area we are familiar with and where there is such an excellent workforce available."

The announced intention by LTV to close the mine will require LTV to purchase iron ore pellets beginning in 2000. Brinzo said, "I am pleased to announce that Cliffs has entered into an agreement with LTV that will make Cliffs the principal supplier of iron ore pellets purchased by LTV for a 10-year period beginning in 2000. Competition for LTV's replacement tonnage was keen, and I am pleased that Cliffs has prevailed as LTV's major iron ore supplier. Sales to LTV are expected to be modest in 2000. We continue to project that our overall total sales for the year will exceed 11 million tons. Pellet sales to LTV in 2001 are expected to be 1 to 2 million tons, and over the remainder of the contract term will account for the majority of LTV's purchase requirements. Sales over the 10-year contract term are expected to total more than 50 million tons based on LTV's current requirements.

In anticipation of greater sales to LTV in 2001, our December 31, 2000 year-end inventory will be higher than the beginning of the year. LTV will continue to be a 25 percent owner of the Cliffs-managed Empire Mine in Michigan."

The sales agreement with LTV should ensure that Cliffs will fully operate its existing 11.8 million ton sales capacity over the term of the contract. Additionally, Cliffs may increase its sales capacity. All of the tonnage that will be sold under the LTV contract will come from Cliffs' managed mines in Minnesota and Michigan, with the majority from Minnesota. LTVSMC hourly employees will receive preferential employment opportunities at other mines managed by Cliffs as they become available.

Brinzo said, "We have a long and valued relationship with LTV, which we expect to continue. The new agreement to supply pellets to LTV should help ensure that Cliffs-managed mines in Minnesota and Michigan will operate at near capacity levels over the next decade."

*   *   *

This news release contains forward-looking statements regarding future sales to LTV under a new, 10-year contract and the expectation that Cliffs will fully operate its sales capacity over the term of the contract. Although the Company believes that its forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties. Cliffs actual sales to LTV and Cliffs' capacity utilization rate over the 10-year contract term could differ significantly from current expectations due to inherent risks such as reduced iron ore requirements by LTV or other customers, or other factors.

Cliffs is the largest supplier of iron ore products to the North American steel industry and is developing a significant ferrous metallics business. The Company manages six iron ore mines in North America and hold equity interests in five of the mines. Cliffs has a major iron ore reserve position in the United States and is a substantial iron ore merchant. References in this news release to "Cliffs" and "Company" includes subsidiaries and affiliates as appropriate in the context.

Contacts:

Media: David L. Gardner, (216) 694-5407
Financial Community: Fred B. Rice, (800) 214-0739 or (216) 694-5459

To obtain faxed copies of Cleveland-Cliffs Inc news releases dial (800) 778-3888. News releases and other information on the Company are available on the Internet at http://www.cleveland-cliffs.com